

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 31, 2019

Fredi Nisan
Chief Executive Officer
GreenBox POS
8880 Rio San Diego Drive, Suite 102
San Diego, California 92108

> **Re: GreenBox POS**
> **Form 10-K for the Fiscal Year Ended December 31, 2018**
> **Filed April 16, 2019**
> **File No. 1-34294**

Dear Mr. Nisan:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Signatures, page 20

1. Please revise to have your principal financial officer and principal accounting officer or controller and the majority of the board of directors sign the report in their individual capacities. These signatures should appear in a second signature block of the signature section. If someone has signed in more than one capacity, indicate each capacity in which he or she has signed. Refer to Instruction (D)(2) to Form 10-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ta Tanisha Meadows at (202) 551-3322 or Bill Thompson at (202) 551-3344 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services